UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

BiomX Inc.
(Name of Issuer)
Common stock, par value $0.0001 per share
(Title of Class of Securities)
09090D103
(CUSIP Number)
OrbiMed Israel BioFund GP Limited Partnership OrbiMed Israel GP Ltd. Carl L. Gordon Erez Chimovits 5 Hahoshlim Street Building B, 1st Floor Herzliya Pituach, Israel Telephone: 972 73 2822600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 4, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282559103

1		Names of Reporting Persons. OrbiMed Israel GP Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,553,489(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,553,489(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,489(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.9%(2)
14		Type of Reporting Person (See Instructions) CO

1.	Excludes (i) 375,000 warrants to purchase shares of common stock, par value $0.0001 per share (“Shares”), of BiomX Inc. (the “Issuer”) and (ii) 9,280,408 pre-funded warrants to purchase Shares, each of which contain an issuance limitation that prohibits the holder from exercising such warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the Reporting Persons) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares upon exercise of the warrants.
2.	This percentage is calculated based upon 45,979,730 Shares outstanding of the Issuer, which includes (i) 33,181,773 Shares outstanding of the Issuer as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022 filed with the Securities and Exchange Commission on May 1, 2023 and (ii) 12,797,957 Shares sold in a private placement on May 4, 2023, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 282559103

1		Names of Reporting Persons. OrbiMed Israel BioFund GP Limited Partnership
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,553,489(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,553,489(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,489(1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 9.9%(2)
14		Type of Reporting Person (See Instructions) PN

1.	Excludes (i) 375,000 warrants to purchase shares of common stock, par value $0.0001 per share (“Shares”), of BiomX Inc. (the “Issuer”) and (ii) 9,280,408 pre-funded warrants to purchase Shares, each of which contain an issuance limitation that prohibits the holder from exercising such warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the Reporting Persons) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares upon exercise of the warrants.
2.	This percentage is calculated based upon 45,979,730 Shares outstanding of the Issuer, which includes (i) 33,181,773 Shares outstanding of the Issuer as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022 filed with the Securities and Exchange Commission on May 1, 2023 and (ii) 12,797,957 Shares sold in a private placement on May 4, 2023, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 282559103

1		Names of Reporting Persons. Carl L. Gordon
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,553,489(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,553,489(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,489(1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 9.9%(2)
14		Type of Reporting Person (See Instructions) IN

1.	Excludes (i) 375,000 warrants to purchase shares of common stock, par value $0.0001 per share (“Shares”), of BiomX Inc. (the “Issuer”) and (ii) 9,280,408 pre-funded warrants to purchase Shares, each of which contain an issuance limitation that prohibits the holder from exercising such warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the Reporting Persons) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares upon exercise of the warrants.
2.	This percentage is calculated based upon 45,979,730 Shares outstanding of the Issuer, which includes (i) 33,181,773 Shares outstanding of the Issuer as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022 filed with the Securities and Exchange Commission on May 1, 2023 and (ii) 12,797,957 Shares sold in a private placement on May 4, 2023, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 282559103

1		Names of Reporting Persons. Erez Chimovits
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,553,489(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,553,489(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,489(1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 9.9%(2)
14		Type of Reporting Person (See Instructions) IN

1.	Excludes (i) 375,000 warrants to purchase shares of common stock, par value $0.0001 per share (“Shares”), of BiomX Inc. (the “Issuer”) and (ii) 9,280,408 pre-funded warrants to purchase Shares, each of which contain an issuance limitation that prohibits the holder from exercising such warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the Reporting Persons) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares upon exercise of the warrants.
2.	This percentage is calculated based upon 45,979,730 Shares outstanding of the Issuer, which includes (i) 33,181,773 Shares outstanding of the Issuer as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022 filed with the Securities and Exchange Commission on May 1, 2023 and (ii) 12,797,957 Shares sold in a private placement on May 4, 2023, as disclosed to the Reporting Persons by the Issuer.

Item 1.  Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Israel GP Ltd. and OrbiMed Israel BioFund GP Limited Partnership (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2019 as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on March 17, 2023. This Statement relates to the common stock, par value $0.0001 per share (“Shares”), of BiomX Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 22 Einstein St., Floor 4, Ness Ziona, Israel 7414003. The Shares are listed on the NYSE American under the ticker symbol “PHGE”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

As described in Amendment No. 1, on February 22, 2023, the Issuer and certain investors entered into a Securities Purchase Agreement relating to the private placement of an aggregate of 30,608,164 Shares, including Shares issuable upon the exercise of pre-funded warrants to purchase additional Shares (“Pre-Funded Warrants”), at a purchase price of $0.245 per Share and $0.244 per Pre-Funded Warrant (the “Offering”). On May 4, 2023, the Issuer completed the second closing of the Offering and issued an aggregate of 24,632,243 Shares and Pre-Funded Warrants. As a result of the Reporting Persons’ (as defined below) participation in the Offering, as described in Item 3 below, the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own increased by more than one percent.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Israel GP Ltd., an Israeli company (“OrbiMed Israel”), OrbiMed Israel BioFund GP Limited Partnership, an Israeli limited partnership (“OrbiMed BioFund”), Carl L. Gordon, an individual (“Gordon”), and Erez Chimovits, an individual (“Chimovits”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed BioFund, a limited partnership organized under the laws of Israel, is the general partner of OrbiMed Israel Partners Limited Partnership (“OIP”), which each hold Shares and Warrants (as defined below), as described herein. OrbiMed BioFund has its principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

OrbiMed Israel, a corporation organized under the laws of Israel, is the general partner of OrbiMed BioFund. OrbiMed Israel has its principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Chimovits has his principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel 46686, and Gordon has his principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Israel and OrbiMed BioFund are set forth on Schedules I and II, respectively, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Chimovits is a citizen of the State of Israel. Gordon is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On and prior to the second closing of the Offering on May 4, 2023, OrbiMed Israel and OrbiMed BioFund, pursuant to their authority under the limited partnership agreement of OIP, as more particularly referred to in Item 6 below, caused OIP to purchase 1,392,000 Shares and 7,490,449 Pre-Funded Warrants in the Offering. The source of funds for such purchase was the working capital of OIP.

As a result of the transactions described in this Item 3, OrbiMed BioFund, as the general partner of OIP, may be deemed to be the beneficial owner of approximately 9.9% of the outstanding Shares and OrbiMed Israel, as the general partner of OrbiMed BioFund, may be deemed to be the beneficial owner of approximately 9.9% of the outstanding Shares (without giving effect to the 375,000 warrants to purchase Shares (the “Warrants”) held by OIP or the Pre-Funded Warrants, each of which contain an issuance limitation that prohibits the holder from exercising such warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the Reporting Persons) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares upon exercise of the warrants). OrbiMed Israel exercises this investment power through an investment committee comprised of Gordon and Chimovits, each of whom may be deemed, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares, Warrants, and Pre-Funded Warrants.

Item 4.  Purpose of Transaction

The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 45,979,730 Shares outstanding of the Issuer, which includes (i) 33,181,773 Shares outstanding of the Issuer as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022 filed with the SEC on May 1, 2023 and (ii) 12,797,957 Shares sold at the second closing of the Offering, as disclosed to the Reporting Persons by the Issuer.

As of the date of this filing, OIP holds 4,553,489 Shares, 375,000 Warrants, and 9,280,408 Pre-Funded Warrants, constituting approximately 9.9% of the issued and outstanding Shares (without giving effect to the Warrants or the Pre-Funded Warrants, which each contain a beneficial ownership limitation of 9.99%, as discussed in Item 3 above). OrbiMed BioFund is the general partner of OIP pursuant to the terms of the limited partnership agreement of OIP, and OrbiMed Israel is the general partner of OrbiMed BioFund pursuant to the terms of the limited partnership agreement of OrbiMed BioFund. OrbiMed Israel exercises this investment power through an investment committee comprised of Gordon and Chimovits. As a result, OrbiMed Israel, OrbiMed BioFund, Gordon, and Chimovits share the power to direct the vote and disposition of the Shares, Warrants, and Pre-Funded Warrants held by OIP, and OrbiMed Israel, OrbiMed BioFund, Gordon, and Chimovits may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares, Warrants, and Pre-Funded Warrants held by OIP.

In addition, OrbiMed Israel and OrbiMed BioFund, pursuant to their authority under the limited partnership agreement of OIP, caused OIP to enter into the agreements referred to in Item 6 below.

(c) The Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed BioFund is the general partner of OIP pursuant to the terms of the limited partnership agreement of OIP. OrbiMed Israel is the general partner of OrbiMed BioFund pursuant to the terms of the limited partnership agreement of OrbiMed BioFund. Pursuant to these agreements and relationships, OrbiMed BioFund has discretionary investment management authority with respect to the assets of OIP and such discretionary investment management authority is exercised through OrbiMed Israel by action of the investment committee. Such authority includes the power to vote and otherwise dispose of securities held by OIP. The number of outstanding Shares of the Issuer attributable to OIP is 4,553,489. The number of outstanding Warrants of the Issuer attributable to OIP is 375,000. The number of outstanding Pre-Funded Warrants of the Issuer attributable to OIP is 9,280,408. OrbiMed BioFund, as the general partner of OIP, may be considered to hold indirectly 4,553,489 Shares, 375,000 Warrants, and 9,280,408 Pre-Funded Warrants, and OrbiMed Israel, as the general partner of OrbiMed Israel, may be considered to hold indirectly 4,553,489 Shares, 375,000 Warrants, and 9,280,408 Pre-Funded Warrants.

Registration Rights Agreement

On February 27, 2023, the Issuer and certain investors, including OIP (the “Investors”), entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer (i) agreed to register, or cause the Issuer to register, for resale the Shares and Pre-Funded Warrants issued in the Offering (the “Registrable Securities”) and (ii) granted certain other registration rights to the Investors. In particular, the Registration Rights Agreement provides for the following registration rights:

Shelf registration rights. No later than 30 calendar days following the second closing of the transactions contemplated by the Securities Purchase Agreement (or if the second closing does not occur, no later than 10 business days following such termination), the Issuer is required to file with the SEC, a shelf registration statement registering the resale of the Registrable Securities, and use its commercially reasonable efforts to have such registration statement declared effective by the SEC as promptly as possible.

Expenses and indemnification. The fees, costs and expenses of registrations pursuant to the registration rights granted to the Investors under the Registration Rights Agreement will be borne by the Issuer. The Registration Rights Agreement contains customary cross-indemnification provisions, under which the Issuesr is obligated to indemnify holders of Registrable Securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and holders of Registrable Securities are obligated to indemnify the Issuser for material misstatements or omissions attributable to them.

Securities of the Company shall cease to be Registrable Securities upon the earliest to occur of (i) a registration statement with respect to the sale of such Registrable Securities is declared effective by the SEC under the Securities Act and such Registrable Securities have been disposed of by the Investor in accordance with such effective registration statement, (ii) such Registrable Securities have been previously sold in accordance with Rule 144, and (iii) such securities become eligible for resale without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed, delivered and acceptable to the Company’s transfer agent and the affected Investors.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Israel GP Ltd., OrbiMed Israel BioFund GP Limited Partnership, Carl L. Gordon, and Erez Chimovits.
2.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 22, 2023 (SEC File No. 001-38762)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2023	By:	/s/ Carl L. Gordon
Carl L. Gordon

	By:	/s/ Erez Chimovits
Erez Chimovits

ORBIMED ISRAEL GP LTD.

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP

	By:	ORBIMED ISRAEL GP LTD., its general partner

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director of OrbiMed Israel GP Ltd.

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Israel GP Ltd. are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Israel GP Ltd.

Erez Chimovits Israeli Citizen	Director	Director OrbiMed Israel GP Ltd.

SCHEDULE II

The business and operations of OrbiMed Israel BioFund GP Limited Partnership are managed by the executive officers and directors of its general partner, OrbiMed Israel GP Ltd., set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Israel GP Ltd., OrbiMed Israel BioFund GP Limited Partnership, Carl L. Gordon, and Erez Chimovits.
2.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 22, 2023 (SEC File No. 001-38762)).